Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

April 15, 2019

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)

File Nos. 33-72424, 811-8194

Dear Ms. Dubey:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 220 (“PEA 220”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 221 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on February 14, 2019, with respect to the Vulcan Value Partners Fund and the Vulcan Value Partners Small Cap Fund (each, a “Fund”).

In connection with this response letter, and on or before April 18, 2019, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 224 to the Registrant’s registration statement under the 1933 Act (“PEA 224”), which is expected to include (i) changes to PEA 220 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits. We note additionally that, aside from the aforementioned revisions reflected in PEA 224, the Registrant is also revising the minimum initial investment amount for Institutional Class shares of both Funds from $10 million to $1 million.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided March 13, 2019 to PEA 220, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 220.

U.S. Securities and Exchange Commission

Division of Investment Management

April 15, 2019

Staff Comments:

Prospectus

1.	Staff Comment: With respect to the Funds’ fees and expenses tables, note that the line item for “Acquired Fund Fees and Expenses” should be included before (i.e., above) the “Total Annual Fund Operating Expenses” lines.

[  ] Registrant’s Response: Comment complied with. The Funds’ fees and expenses tables in PEA 224 reflect the “Acquired Fund Fees and Expenses” lines above the “Total Annual Fund Operating Expenses” lines.

2.	Staff Comment: Each Fund’s fees and expenses table includes a line item for “Fee Waiver and Expense Reimbursement.” However, in each case, no waiver/reimbursement is shown in the column for Institutional Classes. Please correct this in PEA 224.

[  ] Registrant’s Response: Comment complied with. The appropriate waiver and/or reimbursement amounts are reflected in each Fund’s fees and expenses table.

3.	Staff Comment: With respect to each Fund’s fees and expenses table, note that Footnote 2 (referring to estimated Institutional Class expense) should be removed, as Form N-1A permits such footnotes only for the addition of new series, not the addition of new classes. Alternatively, however, the Registrant may explain why Institutional Class expenses need to be estimated here (for example, if there are unique expense components for the new class that would necessitate estimation of expenses).

[  ] Registrant’s Response: Comment complied with. The footnote in question has been removed for PEA 224.

4.	Staff Comment: Please confirm that the Expense Examples for each Fund will be revised to include dollar amounts for the Institutional Class shares.

[  ] Registrant’s Response: Comment complied with. The Expense Examples in PEA 224 reflect dollar amounts for Institutional Class shares.

5.	Staff Comment: Since the fees and expenses table for each Fund show line items for Acquired Fund Fees and Expenses, clarify in the principal investment strategy disclosures whether investments in other investment companies is a principal strategy for any Fund. If so, include corresponding principal risk disclosure.

U.S. Securities and Exchange Commission

Division of Investment Management

April 15, 2019

[  ] Registrant’s Response: Comment complied with. Based on information provided by the Funds’ adviser, the Registrant believes that each Funds’ investment in other investment companies does not rise to the level of a principal investment strategy or principal risk, notwithstanding the Acquired Fund Fees and Expenses line items.

6.	Staff Comment: The principal investment strategy disclosure for the Vulcan Value Partners Fund states that “[t]he Adviser generally regards mid-cap companies to be those less than $5 billion and large-cap companies to be those greater than $5 billion.” If this is accurate, the Fund should include strategy and risk disclosure regarding small-cap companies since there is no stated lower limit to the above capitalization range for “mid-cap companies.”

[  ] Registrant’s Response: The Registrant has revised the sentence in question to state that “the Adviser generally regards small-cap companies to be those less than $5 billion in market capitalization and large-cap companies to be those equal to or greater than $5 billion in market capitalization.” Correspondingly, the Registrant also now states in PEA 224 that the Vulcan Value Partners Fund “seeks to achieve long-term capital appreciation by investing primarily in publicly traded small-cap and large-cap companies the Fund believes to be both undervalued and possessing a sustainable competitive advantage.”

While the Fund’s adviser does not believe that the aforementioned adjustments reflect any actual change in the way the Fund’s portfolio is managed, the Registrant has included in PEA 224 additional principal risk disclosure for this Fund regarding “Small-Size Company Risk.”

7.	Staff Comment: The principal investment strategy disclosure for both Funds states that “[t]he Fund may invest up to 30% of net assets in publicly traded foreign securities.” Clarify the extent to which emerging markets will be part of this 30%. If investments in emerging markets will rise to the level of being a principal investment strategy for either Fund, disclose accordingly and include corresponding principal risk disclosure.

[  ] Registrant’s Response: Comment complied with. The Registrant has enhanced the principal investment strategy disclosure for both Funds to state that “[t]he Fund may invest up to 30% of net assets in publicly traded foreign securities, which may consist in whole or in part of securities of issuers in emerging markets.” In addition, the Registrant has added the following principal risk disclosure:

“Emerging Markets Risk. To the extent that the Fund invests in issuers located in emerging markets, the risk of loss may be heightened by political changes and changes in taxation or currency controls that could adversely affect the values of these investments. Emerging markets have been more volatile than the markets of developed countries with more mature economies.”

U.S. Securities and Exchange Commission

Division of Investment Management

April 15, 2019

8.	Staff Comment: Both Funds include “non-diversification risk” as a principal risk factor. Include in each Fund’s principal investment strategy language disclosure about the Fund’s non-diversified status.

[  ] Registrant’s Response: Comment complied with. The Registrant has included a statement in each Fund’s principal investment strategy section stating that “[t]he Fund is non-diversified, which means that it may take a more focused approach to investing.”

9.	Staff Comment: The “Performance Information” sections for each Fund include the following disclosure: “The bar chart figures do not include any applicable sales charges that an investor may pay when they buy or sell Shares of the Fund. If sales charges were included, the returns would be lower.” As neither Fund imposes sales charges, these sentences should be deleted as they are not applicable.

[  ] Registrant’s Response: Comment complied with. The Registrant has deleted the sentences in question from the “Performance Information” sections.

10.	Staff Comment: Page 10 of the Prospectus makes reference to the 80% investment policy (in small-cap companies) of the Vulcan Value Partners Small Cap Fund. The relevant paragraph states that for purposes of such policy, “the Vulcan Value Partners Small Cap Fund considers small-cap companies to be those companies included in, or similar in size to those included in, the Russell 2000® Index at the time of purchase.” The same paragraph also states that, likewise for purpose of the 80% investment policy, that “the Fund considers small-cap companies to be those companies whose market capitalization at the time of purchase is within the market capitalization range of companies in the Russell 2000® Index during the most recent 12-month period (based on month-end data).”

Please clarify which sentence controls. Note that the Staff would object to the formulation using a “similar in size” phrase because this would not be a sufficiently clear delineation of the term “small-cap” as used by the Fund.

[  ] Registrant’s Response: Comment complied with. The Registrant has revised the disclosure in question such that the following sentence has been deleted: “the Vulcan Value Partners Small Cap Fund considers small-cap companies to be those companies included in, or similar in size to those included in, the Russell 2000® Index at the time of purchase.”

U.S. Securities and Exchange Commission

Division of Investment Management

April 15, 2019

In lieu thereof, the Registrant will retain the following sentence, as revised: “the Fund considers small-cap companies to be those companies whose market capitalization at the time of initial purchase is within the market capitalization range of companies in the Russell 2000 Index during the most recent 12-month period.”

11.	Staff Comment: Page 11 of the Prospectus lists exchange-traded funds as a non-principal strategy of each Fund. Please reconcile or confirm the inclusion of this disclosure in light of the “Acquired Fund Fees and Expenses” line items in the Funds’ fees and expenses tables.

[  ] Registrant’s Response: Comment complied with. Based on information provided by the Funds’ adviser, the Registrant understands that each Fund may from time to time invest in exchange-traded funds, but that such investments would not generally rise to the level of being a principal investment strategy.

12.	Staff Comment: Page 12 of the Prospectus discusses certain aspects of the Funds’ policies with respect to illiquid securities (under the heading “Illiquid Investments”). The second paragraph of this section states that “the Funds became subject to guidelines set forth in the Funds’ liquidity risk management program, which may be different from, or in addition to, the guidelines discussed above.”

To the extent the Funds’ liquidity risk management program departs from the policies described in this section, clarify what the Funds’ actual current or effective policies and procedures are. If any portion of the existing disclosure is no longer effective, remove such language.

[  ] Registrant’s Response: Comment complied with. The Registrant has revised the “Illiquid Investments” section to read as follows:

“The Funds define an illiquid security as “any investment that may not reasonable be expected to be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.”

Each Fund is prohibited from holding more than 15% of their net assets in illiquid securities at any time. Each Fund will determine whether or not a security is “illiquid” using information obtained after reasonable inquiry and taking into account market, trading, and investment-specific considerations.”

U.S. Securities and Exchange Commission

Division of Investment Management

April 15, 2019

13.	Staff Comment: The first paragraph on page 16 of the Prospectus states that “[t]he Adviser has contractually agreed to limit the Fund’s total annual fund operating expenses . . .with respect to Investor Class shares to 1.25% of each of the Fund’s average daily net assets.” Clarify the Fund or Funds to which this sentence applies.

[  ] Registrant’s Response: Comment complied with. The Registrant has revised the disclosure in the sentence above to refer to both Funds’ “total annual fund operating expenses (exclusive of Acquired Fund Fees and Expenses, brokerage expenses, interest expense, taxes and extraordinary expenses) with respect to Investor Class shares.”

14.	Staff Comment: In the Prospectus section captioned “By Automated Investments” the Registrant states that “[i]f your automated investment fails, you may purchase shares of the Funds by submitting good funds via another method accepted by the Funds (e.g., by wire transfer). In this case, your purchase will be processed at the next NAV determined after we receive good funds, not at the NAV available as of the date of the original request.”

Please clarify the sentences in question to reflect either (i) a policy whereby a Fund rejects the request received (without good funds) and allows for a resubmission (with good funds), in which case the NAV would be determined following the later resubmission, or (ii) a policy whereby a Fund will wait for good funds to accompany the request, but in which case NAV is determined following the initial receipt of the order (not following the subsequent receipt of good funds).

[  ] Registrant’s Response: Comment complied with. The Registrant has revised the paragraph in question to read as follows:

“We may make additional attempts to debit your pre-designated bank account for automated investments that initially fail. You are liable for any costs associated with these additional attempts. If your automated investment fails, you may purchase shares of the Funds by resubmitting your purchase, accompanied by good funds via another method accepted by the Funds (e.g., by wire transfer). In this case, your resubmitted purchase will be processed at the next NAV determined after we receive good funds, not at the NAV available as of the date of the original request.”

15.	Staff Comment: The Prospectus section captioned “Redeeming Shares” states that “[e]ach Fund reserves the right to redeem in kind.” Consider including more information about in-kind redemptions, such as whether these would be paid out as pro rata slices of assets, individual securities, or representative baskets. Reference is made to Investment Company Liquidity Risk Management Programs, SEC Release Nos. 33-10233; IC-32315, at page 294.

U.S. Securities and Exchange Commission

Division of Investment Management

April 15, 2019

[  ] Registrant’s Response: Comment complied with. The Registrant has added the following paragraph to the section titled “Redemptions In-Kind”:

“In most situations where a Fund distributes securities to meet a redemption request, the Fund expects to distribute a pro rata slice of the Fund’s portfolio securities, subject to certain limitations relating to odd-lot amounts of securities and securities subject to transfer restrictions. Each Fund reserves the right, however, to distribute individual securities (which may not be representative of the portfolio as a whole) in consultation with, or at the recommendation of, the Adviser.”

16.	Staff Comment: Please include a back cover page conforming to Item 1.b of Form N-1A.

[  ] Registrant’s Response: Comment complied with. The back cover page has been inserted for PEA 224.

Statement of Additional Information

17.	Staff Comment: In the “Investment Limitations” section of the Statement of Additional Information, the Registrant states that “[t]he use of any particular industry classification system with respect to restriction (1) is not a fundamental policy of either Fund. Each Fund may use such classification titles, standards, and systems from time to time, as it determines to be in the best interests of shareholders.”

Please revise this disclosure, as a change in industry classification systems could, in certain situations, result in a de facto change in a Fund’s investment limitations or investment policies.

[  ] Registrant’s Response: Comment complied with. The Registrant has revised the paragraph in question to state as follows:

“Each Fund’s industry classification system may be adjusted or changed from time to time (for example, if a 3rd party industry classification system is discontinued) without shareholder approval if determined to be in the best interests of shareholders, and further provided that the practical effect of such change does not result in a material amendment to the Fund’s fundamental investment limitation. Restrictions (2) and (7) above shall be interpreted based upon no-action letters and other pronouncements of the staff of the Securities and Exchange Commission (“SEC”). Under current pronouncements, certain Fund positions may be excluded from the definition of “senior security” so long as the Fund maintains adequate cover, segregation of assets or otherwise. See “Borrowing” above.”

U.S. Securities and Exchange Commission

Division of Investment Management

April 15, 2019

* * * * *

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ Karen Gilomen
Karen Gilomen
Secretary of Financial Investors Trust

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP